August 12, 2009

Robin L. Washington
Chief Financial Officer
Gilead Sciences, Inc.
333 Lakeside Drive
Foster City, CA 94404

Re: Gilead Sciences, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed February 27, 2009
File Number: 000-19731

Dear Ms. Washington:

We have reviewed your filing and have the following comments. We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information to better understand your disclosures. Where the comments request you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 9A. Controls and Procedures, page 69

1. Your disclosure includes a partial definition of disclosure controls and procedures. Please revise to include the complete definition of disclosure controls and procedures contained in Exchange Act Rule 13a-15(e). Specifically, your disclosure should be revised to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management,

including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Notes to Consolidated Financial Statements
1. Organization and Summary of Significant Accounting Policies
Revenue Recognition
Product Returns, page 85

2.   You disclose that you accept product returns in the United States that have expired for one year after the expiration date. Please tell us whether you exchange product from your inventory for the returned products. If so, please quantify the amount of product exchanges for each year presented, and tell us how you account for your estimate of returns at the time of the product sale, and how you account for returns when they are actually returned and make the exchange. Provide us an analysis supporting your accounting treatment with reference to authoritative literature. It may also be helpful to provide us an example showing the journal entries made. Revise your disclosure as appropriate to discuss product exchanges, or tell us why no revisions are required.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Robin L. Washington
Gilead Sciences, Inc.
August 12, 2009
Page 3

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       Please contact Staci Shannon, Staff Accountant, at (202) 551-3374 or Carlton Tartar, Accounting Branch Chief, at (202) 551-3387 if you have any questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

       Sincerely,

       Jim B. Rosenberg
       Senior Assistant Chief
       Accountant